

August 4, 2010

Michelle A. Russell, Esq.
Senior Vice President, General Counsel & Secretary
Spirit AeroSystems Holdings, Inc.
3801 South Oliver
Wichita, Kansas 67210

      Re: **Spirit AeroSystems Holdings, Inc.**
              Form 10-K: For the fiscal year ended December 31, 2008
              Filed February 20, 2009
              Form 10-K: For the fiscal year ended December 31, 2009
              Filed February 26, 2010
              Definitive Proxy on Schedule 14A
              Filed March 25, 2010
              File No. 001-33160

Dear Ms. Russell:

      We have completed our reviews of the Form 10-Ks reference above and related filings and have no further comments at this time.

                       Sincerely,

                       Lyn Shenk
                       Branch Chief